Exhibit 99.1

Constellium Reports First Quarter 2016 Financial Results

Amsterdam, May 12, 2016 – Constellium N.V. (NYSE and Euronext: CSTM) today reported results for the first quarter ended March 31, 2016. Highlights below are in comparison to the first quarter of 2015.

•	Shipments of 362 thousand metric tons

•	Revenue of €1.2 billion, down 5% on a like-for-like basis

•	Adjusted EBITDA of €92 million, down 3%

•	Automotive rolled product shipments up 30%

•	First test coils produced ahead of schedule in new finishing lines at Bowling Green, Kentucky and Neuf-Brisach in France

•	Strong liquidity position of €773 million, including proceeds from new issuance of $425 million Senior Secured Notes

•	Jean-Marc Germain to be nominated as Executive Director during Annual General Meeting in June 2016 with the view of subsequent appointment as Chief Executive Officer in the course of summer 2016

Constellium began 2016 with solid first quarter results. Revenues for the first quarter of 2016 were €1.2 billion, a decrease of 17% from €1.4 billion in the first quarter 2015, primarily driven by lower metal prices and a 5% decrease in volumes. On a like-for-like basis (excluding the impact of movements in London Metal Exchange prices, premiums and currency exchange rates), revenue was down 5% from the prior year. Adjusted EBITDA was €92 million, which represented a decrease of 3% from the first quarter 2015 Adjusted EBITDA of €95 million.

First quarter 2016 shipments were 362k metric tons, a decrease of 5% from Q1 2015. Adjusted EBITDA per metric ton for the first quarter 2016 remained stable at €255 per ton for the group.

Commenting on the first quarter 2016 results Pierre Vareille, Constellium’s Chief Executive Officer said: “First quarter results were solid with record performance in AS&I, further recovery and improvement in A&T and within our expectations for P&ARP. Overall, Constellium has a clear strategy and the means to execute its growth initiatives. I remain very optimistic about the mid and long-term future of our company.”

y	Appointment of new Chief Executive Officer

In the first quarter of 2016, Pierre Vareille announced his decision to retire and step down from his current position as CEO of Constellium. In April 2016, Constellium announced that Jean-Marc Germain will be nominated as an Executive Director at the Company’s June 2016 Annual General Meeting, with the view of his subsequent appointment as the new Chief Executive Officer of Constellium in the course of summer 2016.

y	Quarter Highlights and Recent Developments

In March 2016, Constellium announced that it had signed a multi-year contract with Airbus to support all of their leading aircraft programs. Under the new agreement, Constellium will continue to supply Airbus with a broad range of aluminium rolled products for airframes with a focus on higher value-add products.

In April 2016, Constellium announced the opening of the Constellium University Technology Center at Brunel University London, a dedicated center of excellence for the design, development and prototyping of aluminium alloys and automotive structural components.

y	Group Summary

	Q1 2016	Q1 2015	Var.
Shipments (k metric tons)	362	381	(5%)
Revenues (€ millions)	1,150	1,393	(17%)
Adjusted EBITDA (€ millions)	92	95	(3%)
Adjusted EBITDA per metric ton (€)	255	250	1%

Adjusted EBITDA per metric ton and percentage changes are calculated on unrounded underlying figures.

The difference between the sum of reported segment Adjusted EBITDA and the Group Adjusted EBITDA is related to Holdings and Corporate (see page 12). The difference between the sum of reported segment revenues and the Group revenues includes revenues from certain non-core activities, inter-segment eliminations, and in the first quarter of 2016, the impact of a previously disclosed €20 million one-time payment related to the renegotiation of a customer agreement that was recorded as a reduction of revenues at the Holdings and Corporate level.

y	Results by Segment

y	Packaging & Automotive Rolled Products (P&ARP)

	Q1 2016	Q1 2015	Var.
Shipments (k metric tons)	244	266	(8%)
Revenues (€ millions)	588	774	(24%)
Adjusted EBITDA (€ millions)	42	53	(20%)
Adjusted EBITDA per metric ton (€)	172	198	(14%)

Adjusted EBITDA per metric ton and percentage changes are calculated on unrounded underlying figures.

Adjusted EBITDA in P&ARP segment in the first quarter 2016 decreased €11 million or 20% compared to the prior year. The decreases in prices and volumes were mostly driven by the fact that Q1 2015 had benefited from an outage at a competitor’s mill in the U.S. Adjusted EBITDA, excluding the impacts of premiums and currency exchange rate, decreased 12%. Adjusted EBITDA per metric ton decreased by 14% to €172 per ton.

Volumes for the P&ARP segment in the first quarter 2016 were 8% lower compared to the prior year, reflecting lower packaging rolled products volumes mainly due to the impact in the first quarter of 2015 of the outage at a competitor’s mill as referenced above. This decrease was partially offset by continued growth in automotive rolled product shipments which increased 30% from the prior year.

The Body-in-White finishing line projects are progressing well at both Neuf-Brisach and with our partner, UACJ, at Bowling Green. In April 2016, Constellium produced test coils ahead of schedule in its new Body-in-White finishing lines at Bowling Green and Neuf-Brisach. We expect the initial qualification process to be completed in 2016 for both lines and production to ramp-up in 2017.

y	Aerospace & Transportation (A&T)

	Q1 2016	Q1 2015	Var.
Shipments (k metric tons)	63	59	5%
Revenues (€ millions)	332	351	(5%)
Adjusted EBITDA (€ millions)	30	27	7%
Adjusted EBITDA per metric ton (€)	470	460	2%

Adjusted EBITDA per metric ton and percentage changes are calculated on unrounded underlying figures.

Adjusted EBITDA in the A&T segment for the first quarter 2016 increased €3 million or 7% compared to the prior year, reflecting increased volumes and continued focus on costs and operational efficiency, partially offset by a €2 million unfavorable net impact from foreign exchange and premiums. Adjusted EBITDA per metric ton increased slightly to €470 per ton from the prior year.

Volumes for the A&T segment were 5% higher in the first quarter 2016 compared to the prior year, primarily reflecting larger shipments of transportation, industry and other rolled products.

The recovery plans for this segment continue to progress well as we continue to enhance our aerospace capacity and focus our strategy on higher value-add products.

y	Automotive Structures & Industry (AS&I)

	Q1 2016	Q1 2015	Var.
Shipments (k metric tons)	57	56	2%
Revenues (€ millions)	261	271	(2%)
Adjusted EBITDA (€ millions)	27	18	53%
Adjusted EBITDA per metric ton (€)	486	320	51%

Adjusted EBITDA per metric ton and percentage changes are calculated on unrounded underlying figures.

The AS&I segment achieved record Adjusted EBITDA of €27 million in the first quarter of 2016, representing an increase of 53% from the first quarter 2015 Adjusted EBITDA of €18 million. Shipments of 57k metric tons increased by 2% from the same period in the prior year, while revenues decreased by 2%. Overall, Adjusted EBITDA in the first quarter of 2016 reflects strong operational performance, a positive mix effect and a solid ramp-up in our growth projects and also benefited from a positive impact of €2 million from metal premiums. The segment reported a record high Adjusted EBITDA per ton of €486, which was mainly attributable to a strong contribution from our automotive structures business.

y	Net income

Net income in the first quarter 2016 was a negative €8 million compared with a negative €31 million in the first quarter of 2015. This improvement was primarily attributable to unrealized gains on derivatives of €30 million in the first quarter of 2016 compared to losses of €46 million in the first quarter of 2015 and a €19 million income tax expense in the first quarter of 2016 compared to a €17 million tax benefit in the prior year.

y	Earnings per share

For the quarter ended March 31, 2016, diluted earnings per share were a negative €0.08 versus a negative €0.30 per share for the same period in 2015. Diluted earnings per share are based on a weighted average number of ordinary shares of 105.5 million and 104.9 million for the quarters ended March 31, 2016 and 2015, respectively.

y	Cash flow and liquidity

Adjusted free cash flow was a negative €137 million for the first quarter of 2016 versus a negative €72 million for the first quarter of 2015. Cash flow from operating activities was a negative €59 million in the first quarter of 2016 as the Company seasonally uses operating cash flow in the first half of the year. In comparison, cash flow from operating activities in the first quarter of 2015 was a positive €12 million and benefited from a significant improvement in trade working capital at Muscle Shoals while the first quarter of 2016 was negatively impacted by lower non-recourse factoring compared to year-end 2015.

In March 2016, Constellium successfully issued $425 million of Senior Secured Notes, due 2021, and consequently, the Company canceled the pre-existing €145 million revolving credit facility. Net debt at March 31, 2016 increased to €1.85 billion compared to €1.7 billion at December 31, 2015 and our cash position was €625 million at March 31, 2016 compared to €472 million at December 31, 2015.

This new transaction further enhanced liquidity for Constellium. As of March 31, 2016, liquidity was €773 million comprised of €60 million available under our factoring facilities, €81 million available under our asset based lending facilities, €7 million available under a revolving credit facility, and €625 million of cash and cash equivalents.

y	Forward-looking statements

Certain statements contained in this press release may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. This press release may contain “forward looking statements” with respect to our business, results of operations and financial condition, and our expectations or beliefs concerning future events and conditions. You can identify forward-looking statements because they contain words such as, but not limited to,

“believes,” “expects,” “may,” “should,” “approximately,” “anticipates,” “estimates,” “intends,” “plans,” “targets,” likely,” “will,” “would,” “could” and similar expressions (or the negative of these terminologies or expressions). All forward-looking statements involve risks and uncertainties. Many risks and uncertainties are inherent in our industry and markets. Others are more specific to our business and operations. These risks and uncertainties include, but are not limited to, the ability of Constellium and Wise to achieve expected synergies and the timing thereof, Constellium’s increased levels of indebtedness which could limit Constellium’s operating flexibility and opportunities; the potential failure to retain key employees, the loss of customers, suppliers and other business relationships as a result of the acquisition of Wise Metals; disruptions to business operations; slower or lower than expected growth in the North American market for Body-in-White aluminium rolled products, the possibility that Constellium joint venture expansion with UACJ may have terms that differ materially from those currently contemplated, and other risk factors set forth under the heading “Risk Factors” in our Annual Report on Form 20-F, and as described from time to time in subsequent reports filed with the U.S. Securities and Exchange Commission. The occurrence of the events described and the achievement of the expected results depend on many events, some or all of which are not predictable or within our control. Consequently, actual results may differ materially from the forward-looking statements contained in this press release. We undertake no obligation to publicly update or revise any forward-looking statement as a result of new information, future events or otherwise, except as required by law.

y	About Constellium

Constellium (NYSE and Euronext: CSTM) is a global sector leader that develops innovative, value added aluminium products for a broad scope of markets and applications, including aerospace, automotive and packaging. Constellium generated €5.2 billion of revenue in 2015. Constellium’s earnings materials for the quarter ended March 31, 2016 are also available on the company’s website (www.constellium.com).

UNAUDITED CONSOLIDATED INCOME STATEMENT

(in millions of Euros)	Three months ended March 31, 2016	Three months ended March 31, 2015

Revenue	1,150	1,393
Cost of sales	(1,036)	(1,252)

Gross profit	114	141

Selling and administrative expenses	(61)	(65)
Research and development expenses	(9)	(11)
Other gains / (losses) - net	9	(69)

Income / (loss) from operations	53	(4)

Finance income	21	55
Finance costs	(62)	(98)

Finance costs - net	(41)	(43)

Share of loss of joint-ventures	(1)	(1)

Income / (loss) before income tax	11	(48)

Income tax (expense) / benefit	(19)	17

Net loss	(8)	(31)

Net loss attributable to:
Equity holders of Constellium	(8)	(32)
Non-controlling interests	—	1

Net loss	(8)	(31)

EARNINGS PER SHARE ATTRIBUTABLE TO THE EQUITY HOLDERS OF THE CONSTELLIUM

(in Euros per share)	Three months ended March 31, 2016	Three months ended March 31, 2015

From continuing and discontinued operations
Basic	(0.08)	(0.30)
Diluted	(0.08)	(0.30)

UNAUDITED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME / (LOSS)

(in millions of Euros)	Three months ended March 31, 2016	Three months ended March 31, 2015

Net loss	(8)	(31)

Other comprehensive Income / (loss)
Items that will not be reclassified subsequently to the consolidated income statement
Remeasurement on post-employment benefit obligations	(53)	(59)
Income tax on remeasurement on post-employment benefit obligations	13	11
Cash flow hedge	—	(9)
Income tax on cash flow hedge	—	3
Items that may be reclassified subsequently to the consolidated income statement
Cash flow hedge	8	—
Income tax on cash flow hedge	(3)	—
Currency translation differences	1	33

Other comprehensive loss	(34)	(21)

Total comprehensive loss	(42)	(52)

Attributable to:
Equity holders of Constellium	(42)	(53)
Non-controlling interests	—	1

Total comprehensive loss	(42)	(52)

UNAUDITED CONSOLIDATED STATEMENT OF FINANCIAL POSITION

(in millions of Euros)	At March 31, 2016	At December 31, 2015

Assets
Non-current assets
Goodwill	424	443
Intangible assets	74	78
Property, plant and equipment	1,269	1,255
Investments accounted for under equity method	27	30
Deferred income tax assets	264	270
Trade receivables and other	58	53
Other financial assets	31	37

	2,147	2,166

Current assets
Inventories	555	542
Trade receivables and other	475	365
Other financial assets	73	70
Cash and cash equivalents	625	472

	1,728	1,449

Assets classified as held for sale	—	13

Total assets	3,875	3,628

Equity
Share capital	2	2
Share premium	162	162
Retained deficit and other reserves	(756)	(715)

Equity attributable to equity holders of Constellium	(592)	(551)
Non-controlling interests	11	11

Total Equity	(581)	(540)

Liabilities
Non-current liabilities
Borrowings	2,361	2,064
Trade payables and other	57	54
Deferred income tax liabilities	12	10
Pension and other post-employment benefit obligations	741	701
Other financial liabilities	6	14
Provisions	113	119

	3,290	2,962

Current liabilities
Borrowings	140	169
Trade payables and other	888	867
Income taxes payable	8	6
Other financial liabilities	88	107
Provisions	42	44

	1,166	1,193

Liabilities classified as held for sale	—	13

Total liabilities	4,456	4,168

Total equity and liabilities	3,875	3,628

UNAUDITED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

(in millions of Euros)	Share Capital	Share Premium	Remeasurement	Cash flow hedges	Foreign Currency Translation reserve	Other reserves	Retained losses	Total Equity holders of the Company	Non- controlling interests	Total equity
As at January 1, 2016	2	162	(133)	—	6	11	(599)	(551)	11	(540)

Net (loss) / income	—	—	—	—	—	—	(8)	(8)	—	(8)
Other comprehensive income / (loss)	—	—	(40)	5	1	—	—	(34)	—	(34)

Total comprehensive income / (loss)	—	—	(40)	5	1	—	(8)	(42)	—	(42)

Transactions with Equity holders
Share based compensation	—	—	—	—	—	1	—	1	—	1

As at March 31, 2016	2	162	(173)	5	7	12	(607)	(592)	11	(581)

(in millions of Euros)	Share Capital	Share Premium	Remeasurement	Cash flow hedges	Foreign Currency Translation reserve	Other reserves	Retained losses	Total Equity holders of the Company	Non- controlling interests	Total equity
As at January 1, 2015	2	162	(146)	6	(28)	6	(45)	(43)	6	(37)

Net (loss) / income	—	—	—	—	—	—	(32)	(32)	1	(31)
Other comprehensive income / (loss)	—	—	(48)	(6)	33	—	—	(21)	—	(21)

Total comprehensive income / (loss)	—	—	(48)	(6)	33	—	(32)	(53)	1	(52)

Transactions with Equity holders
Share based compensation	—	—	—	—	—	1	—	1	—	1

As at March 31, 2015	2	162	(194)	—	5	7	(77)	(95)	7	(88)

(in millions of Euros)	Share Capital	Share Premium	Remeasurement	Cash flow hedges	Foreign Currency Translation reserve	Other reserves	Retained losses	Total Equity holders of the Company	Non- controlling interests	Total equity
As at January 1, 2015	2	162	(146)	6	(28)	6	(45)	(43)	6	(37)

Net income	—	—	—	—	—	—	(554)	(554)	2	(552)
Other comprehensive income / (loss)	—	—	13	(6)	34	—	—	41	—	41

Total comprehensive income / (loss)	—	—	13	(6)	34	—	(554)	(513)	2	(511)

Transactions with Equity holders
Share based compensation	—	—	—	—	—	5	—	5	—	5
Transactions with non-controlling interests	—	—	—	—	—	—	—	—	3	3

As at December 31, 2015	2	162	(133)	—	6	11	(599)	(551)	11	(540)

UNAUDITED CONSOLIDATED STATEMENT OF CASH FLOWS

(in millions of Euros)	Three months ended March 31, 2016	Three months ended March 31, 2015

Cash flows from / (used in) operating activities
Net loss	(8)	(31)
Adjustments
Income tax expense / (benefit)	19	(17)
Finance costs - net	41	43
Restructuring costs and other provisions	(2)	(2)
Depreciation and amortization	34	32
Defined benefit pension costs	12	13
Unrealized (gains) / losses on derivatives net and from remeasurement of monetary assets and liabilities - net	(30)	46
Losses on disposal and assets classified as held for sale	(1)	—
Share of loss of joint ventures	1	1
Other	1	1
Changes in working capital:
Inventories	(22)	(8)
Trade receivables	(124)	(48)
Trade payables	49	(2)
Other working capital	(13)	11
Changes in other operating assets and liabilities:
Provisions – pay out	(2)	(3)
Income tax paid	(2)	(9)
Pension liabilities and other post-employment benefit obligations payment	(12)	(15)

Net cash flows (used in) / from operating activities	(59)	12

Cash flows from / (used in) investing activities
Purchases of property, plant and equipment	(78)	(84)
Acquisition of subsidiaries, net of cash acquired	—	(348)
Proceeds from disposals, net of cash	(4)	—
Equity contribution to joint ventures	—	(9)
Proceeds from finance leases	2	1
Other investing activities	(19)	(1)

Net cash flows used in investing activities	(99)	(441)

Cash flows from / (used in) financing activities
Interests paid	(28)	(4)
Proceeds received from issuance of Senior Notes	375	—
Proceeds / (Repayments) of U.S. revolving credit facility and other loans	(34)	(199)
Payment of deferred financing costs	(8)	(1)
Other financing activities	4	(10)

Net cash flows from / (used in) financing activities	309	(214)

Net increase / (decrease) in cash and cash equivalents	151	(643)
Cash and cash equivalents - beginning of period	472	991
Cash and cash equivalents classified as held for sale – beginning of period	4	—
Effect of exchange rate changes on cash and cash equivalents	(2)	6

Cash and cash equivalents - end of period	625	354

SEGMENT ADJUSTED EBITDA

(in millions of Euros)	Three months ended March 31, 2016	Three months ended March 31, 2015
P&ARP	42	53
A&T	30	27
AS&I	27	18
Holdings and Corporate	(7)	(3)

Total	92	95

NON-GAAP MEASURES RECONCILIATIONS

Reconciliation of net income to Adjusted EBITDA (a non-GAAP measure)

(in millions of Euros)	Three months ended March 31, 2016	Three months ended March 31, 2015
Net loss	(8)	(31)
Income tax expense / (benefit)	19	(17)
Income / (loss) before income tax	11	(48)
Finance costs – net	41	43
Other expenses	—	—
Share of loss of joint-ventures	1	1
Income / (loss) from operations	53	(4)
Depreciation and amortization	34	32
Unrealized losses / (gains) from remeasurement of monetary assets and liabilities - net	1	(1)
Unrealized (gains) / losses on derivatives	(30)	46
Wise acquisition and integration costs	2	7
Wise one-time costs(D)	20	14
Manufacturing system and process transformation costs(C)	3	—
Start-up and development costs(B)	5	4
Metal price lag(A)	3	(7)
Other(E)	1	4

Adjusted EBITDA	92	95

(A)	Represents the financial impact of the timing difference between when aluminium prices included within Constellium revenues are established and when aluminium purchase prices included in cost of sales are established. The Group accounts for inventory using a weighted average price basis and this adjustment is to remove the effect of volatility in LME prices. The calculation of the Group metal price lag adjustment is based on an internal standardized methodology calculated at each manufacturing site and is calculated as the average value of product recorded in inventory, which approximates the spot price in the market, less the average value transferred out of inventory, which is the weighted average of the metal element of cost of goods sold, by the quantity sold in the period.

(B)	For the three months ended March 31, 2016, start-up costs related to new sites and business development initiatives amounted to €5 million, of which €4 million are related to Body-in-White growth projects both in Europe and the U.S.
(C)	For the three months ended March 31, 2016, manufacturing system and process transformation costs related to supply chain reorganization, mainly in our A&T operating segment.
(D)	For the three months ended March 31, 2016, Wise one-time costs related to the one-time settlement paid to one of its major customers for €20 million. For the three months ended March 31, 2015, Wise one-time costs related to non-cash step-up in inventory costs on the acquisition of Wise entities (€12 million) and to the unwinding of Wise previous hedging policies losses incurred (€2 million).
(E)	For the three months ended March 31, 2016, Other includes share based compensation expense for €1 million.

Reconciliation of cash flow (used in) / from operating activities to Adjusted free cash flow (a non-GAAP measure)

	Three months ended March 31, 2016	Three months ended March 31, 2015
Cash flow (used in) / from operating activities	(59)	12
Capital expenditures	(78)	(84)

Adjusted free cash flow	(137)	(72)

Reconciliation of borrowings to Net debt (a non-GAAP measure)

(in millions of Euros)	At March 31, 2016	At December 31, 2015
Borrowings	2,501	2,233
Fair value of cross currency interest swap	(13)	(47)
Cash and cash equivalents	(625)	(472)
Cash pledged for issuance of guarantees	(10)	(11)

Net debt	1,853	1,703

Non-GAAP measures

In addition to the results reported in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (all standards applied by the Group have been endorsed by the European Union), this press release includes information regarding certain financial measures which are not prepared in accordance with IFRS (“non-GAAP measures”). The non-GAAP financial measures used in this press release are: Adjusted EBITDA, Adjusted EBITDA per metric ton, Adjusted free cash flow and Net debt. Reconciliations to the most directly comparable IFRS financial measures are presented in the schedules to this press release. We believe these non-GAAP measures are important supplemental measures of our operating performance. By providing these measures, together with the reconciliations, we believe we are enhancing investors’ understanding of our business and our results of operations, as well as assisting investors in evaluating how well we are executing our strategic initiatives. However, these non-GAAP financial measures supplement our IFRS disclosures and should not be considered an alternative to the IFRS measures and may not be comparable to similarly titled measures of other companies.

In considering the financial performance of the business, management and our chief operational decision maker, as defined by IFRS, analyze the primary financial performance measure of Adjusted EBITDA in all of our business segments. The most directly comparable IFRS measure to Adjusted EBITDA is our net income or loss for the period. We believe Adjusted EBITDA, as defined below, is useful to investors and is used by our management for measuring profitability because it excludes the impact of certain non-cash charges, such as depreciation, amortization, impairment and unrealized gains and losses on derivatives as well as items that do not impact the day-to-day operations and that management in many cases does not directly control or influence. Therefore, such adjustments eliminate items which have less bearing on our core operating performance.

Adjusted EBITDA measures are frequently used by securities analysts, investors and other interested parties in their evaluation of Constellium and in comparison to other companies, many of which present an Adjusted EBITDA-related performance measure when reporting their results.

Adjusted EBITDA is defined as profit from operations before depreciation, amortization and impairment, as adjusted to exclude losses on disposal of property, plant and equipment, acquisition and separation costs, restructuring costs, pension amendments and unrealized gains or losses on derivatives and foreign exchange differences on the remeasurement of monetary assets and liabilities, exceptional consulting costs, effects of purchase accounting adjustment, standalone costs, exceptional employee bonuses in relation to cost saving implementation and targets, start-up and development costs, acquisition costs incurred in connection with business combinations, share-based compensation expense and the effect of favorable or unfavorable metal price lag (the financial impact of the timing difference between when aluminium prices included within our revenues are established and when aluminium purchase prices included in our cost of sales are established).

Adjusted EBITDA is the measure of performance used by management in evaluating our operating performance, in preparing internal forecasts and budgets necessary for managing our business and, specifically in relation to the exclusion of the effect of favorable or unfavorable metal price lag, this measure allows management and the investor to assess operating results and trends without the impact of our accounting for inventories. We use the weighted average cost method in accordance with IFRS which leads to the purchase price paid for metal impacting our cost of goods sold and therefore profitability in the period subsequent to when the related sales price impacts our revenues. Management believes this measure also provides additional information used by our lending facilities providers with respect to the ongoing performance of our underlying business activities. Historically, we have used Adjusted EBITDA in calculating our compliance with the financial covenants under certain of our loan facilities.

Adjusted EBITDA is not a presentation made in accordance with IFRS, is not a measure of financial condition, liquidity or profitability and should not be considered as an alternative to profit or loss for the period, revenues or operating cash flows determined in accordance with IFRS.

Adjusted free cash flow is net cash flow from operating activities, after capital expenditure and excluding margin calls. Net debt is defined as borrowings plus or minus the fair value of cross currency interest swaps less cash and cash equivalents and cash pledged for the issuance of guarantees.

Management believes that Adjusted free cash flow is a useful measure of the net cash flow generated or used by the business as it takes into account both the cash generated or consumed by operating activities, including working capital, and the capital expenditure requirements of the business. Management believes that Net debt is a useful measure of indebtedness because it takes into account the cash and cash equivalent balances held by the Company as well as the total external debt of the Company.

Net debt and Adjusted free cash flow are not presentations made in accordance with IFRS, and should not be considered as an alternative to borrowings or operating cash flows determined in accordance with IFRS.